CARTER’S, INC.

December 11, 2013

BY EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Tia L. Jenkins / Blaise Rhodes /
Angela Halac

Re:	Carter’s Inc.
Form 10-K for the Year Ended December 29, 2012
Filed February 27, 2013
File No. 001-31829

Ladies and Gentlemen:

On behalf of Carters, Inc. (the “Company”), I am writing in response to the Comment Letter from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission, dated November 21, 2013, regarding the above-referenced filing. I have, for your convenience, reproduced the Staff’s comment, followed by the Company’s response, below.

Form 10-K for the Year Ended December 29, 2012

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, page 37

1. Please advise your independent registered public accounting firm to provide a signed audit report.

Response to Comment 1:

In response to the Staff’s comment, the Company is filing today Amendment No. 1 to its Annual Report on Form 10-K to include a conformed signature on the audit report. As indicated in the Explanatory Note to Amendment No. 1, the conformed signature on the audit report was inadvertently omitted from the version that was originally filed with the Form 10-K. The signed audit report was provided to the Company by its independent registered public accounting firm prior to the filing of the Form 10-K.

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Securities and Exchange Commission	- 2 -	December 11, 2013

The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) it is the Staff’s view that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to your comments. Please do not hesitate to contact me at (404) 745-2993 or Joel F. Freedman of Ropes & Gray LLP at (617) 951-7309 if you have any questions regarding this letter.

Sincerely,

/s/ Irina Braude
Irina Braude
Deputy Counsel

cc:	Joel F. Freedman, Ropes & Gray LLP